Filed pursuant to Rule 424(B)(3)
Registration No. 333-120170

August 7, 2006

Dear BellSouth Direct Investment Plan Participant:

As you are aware, AT&T Inc. (“AT&T”) and BellSouth Corporation have entered into an agreement to combine the two companies. The transaction is subject to various approvals before it can be completed. A major milestone was achieved in July when BellSouth shareholders approved the merger at the Special Meeting. We expect to receive the remaining necessary governmental approvals and complete the merger in the fall.

In light of the anticipated merger, we want to ensure that you have a clear understanding of how the transaction will affect you as a participant in the BellSouth Direct Investment Plan (the “BellSouth Plan”). To assist you, we are providing the following:

1.    The attached supplement and amendment to the BellSouth Plan Prospectus dated November 16, 2004. This document also provides highlights of the DirectSERVICE™ Investment Program for Stockholders of AT&T Inc. (the “AT&T Program”) offered by Computershare.

2.    A Stockholder Information Brochure from Computershare containing more complete information about the AT&T Program.

Thank you for your participation in the BellSouth Plan.

Sincerely,

Nancy Davis
Vice President, Investor Relations

BellSouth Direct Investment Plan
Supplement dated August 7, 2006

Table of Contents
Overview of Merger	3
Description of the AT&T Program	3
Terminating or Modifying Participation in the BellSouth Plan	4
Transition from the BellSouth Plan to the AT&T Program	4
Questions and Answers	5

BellSouth Direct Investment Plan Supplement

The following important information describes the effect of the proposed acquisition of BellSouth Corporation (“BellSouth”) by AT&T Inc. (“AT&T”) on participants in the BellSouth Direct Investment Plan (the “BellSouth Plan”).

You can review a copy of the BellSouth Plan Prospectus dated November 16, 2004 by going to www.bellsouth.com/investor/pdf/prospectus.pdf.

Overview of Merger

BellSouth and AT&T are parties to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of March 4, 2006, pursuant to which BellSouth will become a wholly-owned subsidiary of AT&T by merging with an AT&T subsidiary. Upon completion of the merger, each share of BellSouth common stock will be converted into 1.325 shares of AT&T common stock. Following the completion of the merger, shareholders will receive instructions regarding what, if anything, they must do to exchange their BellSouth shares for AT&T shares. The merger, which is subject to regulatory and other approvals, is expected to be completed in the fall.

Upon completion of the merger, shares of BellSouth will no longer be traded. Each share of BellSouth stock that you own in the BellSouth Plan immediately prior to completion of the merger will be converted into AT&T stock at the exchange ratio described above. BellSouth has amended and supplemented the BellSouth Plan to provide that, subject to certain conditions, the AT&T stock you receive in exchange for your BellSouth Plan shares will be automatically enrolled in and governed by The DirectSERVICE™ Investment Program for Stockholders of AT&T Inc. (“the AT&T Program”) offered by Computershare.

The enclosed Stockholder Information Brochure describes the terms and conditions of participation in, and the fees and commissions payable by participants under, the AT&T Program. Upon completion of the merger, the conversion of the BellSouth Plan to the AT&T Program will be automatic, except as described below.

While we expect the merger to be completed, if the merger is not completed, you will not become a participant in the AT&T Program, and your participation in the BellSouth Plan will continue under its current terms and conditions as set forth in the BellSouth Plan Prospectus dated November 16, 2004.

Description of the AT&T Program

Some features of the AT&T Program are summarized below. However, you should read carefully the enclosed Stockholder Information Brochure from Computershare, which describes the AT&T Program in detail. Please note that some of the program’s features, terms and conditions, such as fees (including those for quarterly reinvestments, optional cash investments and sales) and brokerage commissions, differ from those of the BellSouth Plan. If you have questions regarding the AT&T Program after reviewing the Brochure, you should contact Computershare at 1-877-224-0464.

Nature of the Program:   The AT&T Program is sponsored and administered by Computershare (the “AT&T Program Administrator”), which also acts as AT&T’s transfer agent. Investments made through the AT&T Program are used to purchase shares of AT&T common stock in the open market or in negotiated transactions.

Investment Options:   The investment options offered by the AT&T Program include the ability to select full or partial reinvestment of dividends, and make optional cash investments in a minimum amount of $50, up to a total of $120,000 annually. To elect partial reinvestment, the participant must designate a specific number of shares to receive cash payment of dividends. This is the only partial reinvestment election. (See Question and Answer #3 on page six of this brochure.)

Uncertificated Shares:   Under the AT&T Program, all whole AT&T shares acquired by dividend reinvestment participants are registered directly in the shareholder’s account in the form of uncertificated shares. Uncertificated shares have the same rights as certificated shares, but without the risk of loss of the certificates. However, if a program participant prefers, he or she can request a certificate for some or all of their whole shares at no cost.

Fractional Shares:   All fractional shares acquired by participants through the investment process are held by the AT&T Program Administrator on the shareholder’s behalf. Once a participant has acquired a whole share, the share is registered in the participant’s name in uncertificated form. If a program participant stops reinvesting his or her dividends, any fractional share is sold and the proceeds are distributed to the shareholder.

Terminating or Modifying Participation in the BellSouth Plan

If you want to terminate or modify your participation in the BellSouth Plan prior to completion of the merger, you can do so under the applicable provisions set forth in the BellSouth Plan Prospectus dated November 16, 2004. Otherwise, you will automatically be enrolled in the AT&T Program. After completion of the merger, any termination or modification of participation in the AT&T Program will be pursuant to the applicable provisions described in the enclosed brochure for The DirectSERVICE™ Investment Program for Stockholders of AT&T Inc.

To terminate or modify your participation in the BellSouth Plan before completion of the merger, contact BellSouth Shareholder Services at 1-800-631-6001 or access your account online at www.melloninvestor.com/isd.

Alternatively, you can write us at:
BellSouth Shareholder Services
P.O. Box 3336
South Hackensack, NJ 07606-1936

Transition from the BellSouth Plan to the AT&T Program

If you have more than one account enrolled in the BellSouth Plan, each account will be treated separately.

Conversion of Whole and Fractional Shares:   Except as described below, upon conversion of a shareholder’s BellSouth shares to AT&T shares in the merger, any resulting fractional share will be converted to cash-in-lieu of the fractional share and paid to the shareholder via check. However, shares held in the BellSouth Plan will not be paid cash-in-lieu of a fractional AT&T share. Instead, any fractional share of AT&T to which Plan participants are entitled will be transferred to the AT&T Program Administrator to hold on the shareholder’s behalf.

Pending Sale of Shares:   Under the BellSouth Plan, you can request the sale of your uncertificated BellSouth shares (referred to as “book-entry” shares in the BellSouth Plan Prospectus). If you request such a sale prior to the completion of the merger, and the merger is completed before your BellSouth shares are sold, the following process will occur:

1.    your BellSouth shares will be converted to AT&T shares in accordance with the exchange ratio provided in the merger agreement;

2.    the BellSouth Plan Administrator will send your request to the AT&T Program Administrator; and

3.    the AT&T Program Administrator will then sell the AT&T shares in accordance with the terms of and subject to any fees and commissions charged by the AT&T Program.

Pending Dividends on Your BellSouth Shares:   If you remain in the BellSouth Plan, any cash dividends declared by BellSouth with a record date prior to, but a payment date after the completion of the merger will be reinvested in shares of AT&T stock in accordance with the AT&T Program. These dividends will be treated as a cash investment under the AT&T Program.

Pending Optional Cash Investments — Checks and Automatic Withdrawals:   Any optional cash investments received from BellSouth Plan participants prior to the completion of the merger that have not been invested in shares of BellSouth stock by the time of the merger, will be transferred to the AT&T Program. The investments will be treated as optional cash investments under the AT&T Program and used to purchase shares of AT&T stock.

Questions and Answers

Q1. What action do I need to take now?

•  Carefully read the enclosed Stockholder Information Brochure regarding the AT&T Program.

•  Decide whether you want your BellSouth Plan shares to automatically transfer to the AT&T Program at the time the merger is completed. If not, see the discussion in the “Terminating or Modifying Participation” section of this document. Access your account online at www.melloninvestor.com/isd or contact BellSouth Shareholder Services at 1-800-631-6001 to opt out of the BellSouth Plan before the merger becomes effective. We currently expect the merger to be completed in the fall of 2006.

Please Note: Following the closing of the merger, your uncertificated/book entry BellSouth Plan shares will be exchanged for AT&T shares and automatically transferred into the AT&T Program. If you hold certificates for some or all of your Plan shares, see Q2 below.

Q2. I am a BellSouth Plan participant and I hold some of my shares in certificates. How will those shares be exchanged?

BellSouth Plan accounts that hold stock certificates will not be automatically rolled into an AT&T Program account. Instead, following completion of the merger you will receive a packet of information from AT&T. That packet will contain a letter of transmittal and information about sending your BellSouth stock certificate(s) to AT&T to be exchanged for AT&T stock. Please note that you will not receive AT&T dividends until you surrender your BellSouth certificates. Dividends will be accrued for you and they will be paid to you, subject to state escheatment rules, when AT&T receives your stock certificate(s). You can enroll in the AT&T Program after you have exchanged your BellSouth stock certificates for AT&T stock.

Q3. I have made a partial reinvestment election for my BellSouth Plan shares. What will happen to that election when the shares convert to the AT&T Program?

All BellSouth Plan participants who have elected some form of partial reinvestment will be defaulted to full dividend reinvestment during the transition to the AT&T Program. Under the terms of the AT&T Program, the only partial reinvestment election available is to designate a specific number of shares to receive a cash dividend. Dividends on all remaining shares are reinvested. If you are interested in this partial reinvestment election, you can make the election or opt out of the AT&T Program by contacting the AT&T Program Administrator at 1-877-224-0464 after your BellSouth shares are exchanged and transferred to your AT&T Program account.

Alternatively, you can opt out of the BellSouth Plan prior to closing of the merger by accessing your account online at

www.melloninvestor/isd.com or calling

BellSouth Shareholder Services at

1-800-631-6001.

Q4. If I currently hold both BellSouth and AT&T stock in each of the respective company’s dividend reinvestment plans, can I consolidate my separate accounts after my shares are exchanged?

If the registrations (account names) on both shareholder accounts are identical, AT&T will make every attempt to consolidate your BellSouth account into your AT&T account. Alternatively, you can request consolidation of the accounts by contacting AT&T’s transfer agent, Computershare, at 1-877-224-0464 after the new AT&T shares are issued to you in the merger.

Q5. What will happen if the BellSouth and AT&T merger isn’t completed?

No shares will be exchanged and you will continue to be enrolled in the BellSouth Plan.

Q6. How will the exchange affect my dividends?

AT&T most recently paid a quarterly dividend in an amount equal to $0.3325 per AT&T common share. BellSouth most recently paid a quarterly dividend of $0.29 per BellSouth common share. If the merger had been completed before the record date for the dividend, the 1.325 AT&T shares that a BellSouth shareholder would have received in the merger for each BellSouth share would have entitled that shareholder to receive a dividend of $0.4406. This is a 52% increase over BellSouth’s most recent dividend. All future dividends on AT&T shares remain subject to the discretion of the AT&T board of directors.

Q7. Who do I contact if I have additional questions?

Please read the enclosed AT&T Stockholder Information Brochure from Computershare for more details on the terms and conditions of the AT&T Program.

For questions regarding the BellSouth Plan, call BellSouth Shareholder Services at 1-800-631-6001. For questions regarding the AT&T Program, call the Program Administrator at 1-877-224-0464.

BellSouth Corporation
1155 Peachtree Street, N. E.
Atlanta, GA 30309-3610

www.bellsouth.com/investor

©2006 BellSouth Corporation. All rights reserved. All trademarks contained herein are the property of their respective owners.

Important Merger
Information for Participants
in the BellSouth Direct
Investment Plan

Supplement dated August 7, 2006, to the
BellSouth Direct Investment Plan Prospectus
dated November 16, 2004.